GS FINANCIAL PRODUCTS U.S., L.P.

     EXHIBIT 12.1

     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                                             FISCAL QUARTERS ENDED
                                                                 --------------------------------------------

     (Unaudited U.S. dollars in thousands)                       February 26, 1999          February 27, 1998
                                                                 -----------------          -----------------
     Earnings:

     Income from continuing operations
         before income taxes                                            $1,247                     $2,081


     Add:  Fixed charges                                                 2,756                      3,402
                                                                      --------                  ---------

     Earnings as adjusted                                               $4,003                     $5,483


     Fixed charges:

     Interest expense                                                   $2,740                     $3,312

     Debt amortization expense                                              16                         90

     Interest portion of rent expense                                        0                          0
                                                                      --------                  ---------
              Total fixed charges                                       $2,756                     $3,402


     Ratio of earnings to fixed charges                                   1.5x                       1.6x


For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.


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